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                           June 5, 2023

       Federico Trucco
       Chief Executive Officer and Executive Director
       Bioceres Crop Solutions Corp.
       Ocampo 210 bis Predio CCT
       Rosario, Santa Fe, Argentina

                                                        Re: Bioceres Crop
Solutions Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed May 30, 2023
                                                            File No. 333-272280

       Dear Federico Trucco:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Matthew S. Poulter,
Esq.